NUSATRIP INCORPORATED

December 29, 2023

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

NusaTrip Incorporated (the “Company”) is this day submitting to the Securities and Exchange Commission a draft registration statement on Form S-1 (the “DRS”) under the Securities Act of 1933, as amended, with respect to the offer and sale of the Company’s Common Stock, $0.0001 par value per share.

As permitted by Section 71003 of the Fixing America’s Surface Transportation (“FAST”) Act, the Company is omitting financial information for the historical 2021 annual period. While the 2021 financial information is otherwise required by Regulation S-X, the Company reasonably believes this omitted information will not be required to be included in the DRS submission at the time of the contemplated offering. The Company undertakes to amend the Form S-1 registration statement prior to distributing a preliminary prospectus to include all financial information required by Regulation S-X at the time of the amendment.

Very truly yours,

NusaTrip Incorporated

By:	/s/ Tjin Patrick Soetanto
	Name:	Tjin Patrick Soetanto
	Title:	Chief Executive Officer